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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period ____January 2004____	File No: ____0-30720_____

Radius Explorations Ltd.

(Name of Registrant)

355 Burrard Street, Suite 830, Vancouver, B.C. V6C 2G8, Canada

 (Address of principal executive offices)

1.

News Release dated January 14, 2004

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F  XXX      FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Radius Explorations Ltd.

(Registrant)

Dated: February 16, 2004	Signed: /s/ Simon Ridgway President and Director

News Release 2004-01

January 14, 2004

EXPLORATION UPDATE

Radius Explorations Ltd. (“Radius”) is pleased to present exploration and development plans for its gold exploration properties in Guatemala and Nicaragua.

Tambor Project - Guatemala

Radius is in the process of re-acquiring a 100% interest in The Tambor Properties, which host an orogenic lode gold belt discovered by the Company in the year 2000 and advanced by Gold Fields during 2002/2003.  A resource estimate recently prepared for Radius by Chlumsky, Armbrust and Meyer LLC (CAM) of Lakewood, Colorado, concludes that the Tambor properties contain 216,000 ounces of gold in inferred resources and 57,800 ounces in indicated resources.

This gold resource has been defined within a 700 meters strike length of a +14 kilometers linear gold in soil and rock anomaly.  Management of Radius believes it is likely that this current resource will be considerably increased with a concerted drilling program stepping along the strike of this anomaly, and by infill drilling within the established resource area. (See Radius news release NR2003-22, December 10, 2003).

Several companies have requested a data package on the Tambor properties.  A decision will be made in the near future regarding the further exploration and development of this lode-gold project.

Banderas Project - Guatemala

Radius’s joint venture partner, PilaGold Inc., is about to commence a second phase drill program at the Banderas property in eastern Guatemala.  This Phase 2 core drilling program will consist of a minimum 2,500 metres of drilling in +20 holes.  PilaGold holds an option to earn a 60% interest in the Banderas property from Radius by incurring $4-million in exploration expenditures.

The target at Banderas is high-grade epithermal gold-silver veins hosted by felsic and intermediate volcanic rocks within a typical volcanic dome field setting.  In the last quarter of 2003, a first-stage ten hole drill program intersected gold bearing quartz veins in all holes.  A best intersection of 3.6m @ 9.3 g/t Au including 1.5m @ 18.8 g/t Au and 64 g/t Ag. was returned from the deepest vein intercept.  This year’s program will commence with the further testing of this zone.  An important target to be tested is the potential intersection of M28 and Pyramid Hill vein zones as indicated by last year’s drilling (see Radius press release NR2003-20, December 3, 2003.)

The vein zones tested to date on the Banderas property are robust and there is considerable strike length to the mineralized systems. If continuity of the high-grade zones is established by this drill program a significant gold resource will be developed on this property.

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El Pavon (Las Brisas) and La Patriota - Nicaragua

Last year, Radius focused its exploration efforts on Nicaragua, a country with a considerable gold mining history which has seen little systematic, modern gold exploration in recent times.

In mid-2003 Radius’s technical teams discovered the El Pavon and La Patriota vein systems in central Nicaragua.  These are previously unknown vein systems, both exhibiting healthy strike lengths, vein thicknesses and gold grades.  Based on these early stage successes, a large land position has been secured and a +$10-million treasury established to explore this region.

Radius’s management is optimistic that a new gold-vein camp has been found, broadly similar in area and style to the Bonanza and El Limon camps which have produced over 5-million ounces of gold between them and have been the main-stay of gold production in Nicaragua over the last 100 years.  It should be stressed that insufficient work has been done at this time to comment meaningfully on the potential size of any gold resource at either Pavon or La Patriota.  However, both projects returned multiple, high grade trench and grab sample results (see Radius press releases NR2003-12, September 2; 2003 & NR2003-15, October 9, 2003.)

El Pavon was discovered first, and the first stage trench results returned a best section of 8.4 m @ 21.7 g/t gold including 4.9 m @ 34.7 g/t gold.  This vein, known as Pavon South, has been mapped 1,200 meters along strike (roughly north-south), and is still open in both directions.  A second parallel vein, Pavon North was discovered to the northeast.  Trenching here has returned a best section of 8m @ 12.1g/t Au.  Follow-up work at Pavon North has extended the strike lengths of the quartz veins to the north and south.  Gold results from these trenches are pending.

A third vein/breccia zone, known as La Patriota, has been located 25 kilometers to the south/east.  Reconnaissance chip sampling at La Patriota returned a best result of 81.4 g/t Au and 86 g/t Ag over a 1m chip sample, with 7 of the first 18 samples collected on the prospect returning greater than 20 g/t Au.  Radius has excavated and sampled 8 hand-dug trenches at La Patriota, testing a potential strike length of 1,200m.  Many of the trenches exhibit visible gold when samples are crushed and panned and Radius’s geologists have collected large (>25 kg) samples for metallic screen assay and other tests.

A program of stream sediment sampling to the south of La Patriota has defined an area roughly 5 km by 3 km of strongly anomalous in gold in streams.  Gold can be panned in many of the creeks. The area is all underlain by volcanic rocks and although outcrop is limited, a number of new vein outcrops were located and mapped during the sediment sampling program, all with a similar north/south orientation.

The La Patriota and El Pavon systems are hosted by similar volcanic rocks and appear to be related to the same north-south trending structural zone.  This belt of volcanic rocks will be the focus of Radius’s exploration efforts for the first quarter of 2004 with diamond drilling planned to start by the second quarter.

Other News

Radius recently added Brent Cook, P.Geo. to the technical team.  Mr. Cook is a well-respected geologist and industry analyst with broad global experience and extensive contacts in the resource investment world. He has joined Radius in an advisory technical and business development role.

For further information on Radius Explorations Ltd., please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com).

The TSX Venture Exchange has not reviewed and does not take responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

Symbol:

TSXV-RDU

Shares Issued:

38.4-million

       “signed”

Simon Ridgway, President